Delisting Determination, The Nasdaq Stock Market, LLC, August 20, 2009,
MRV Communications, Inc.. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of MRV Communications, Inc. (the Company), effective at the open of business on August 31, 2009. Based on a review of information provided by the Company,Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with Rule 5250(c)(1). (Rule 5250(c)(1) was enumerated as Rule 4310(c)(14) at the time of the determination.) On August 20, 2008, the Company excercised its right to appeal the Exchange Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815(a)(1)(A). Upon review of the information provided by the Company, by decision dated November 10, 2008 the Panel determined to grant an extension to the Company until February 20, 2009. On January 14, 2009, the Company requested that the Panel grant it an extension to March 31, 2009. On
January 16, 2009, the Panel issued a decision affirming its November 10, 2008 decision. On January 22, 2009, the Company exercised its right to appeal the January 16, 2009 Panel decision to the Nasdaq Listing and Hearing Review Council (the Council) pursuant to Rule 5820(a). On February 10, 2009, the Council notified the Company that it had called for review the January 16, 2009 Panel decision pursuant to Rule 5820(b) and issued a stay of delisting. On April 20, 2009, the Council issued a decision granting the Company an extension until June 15, 2009. At the open of trading on June 17, 2009, the Companys securities were suspended from trading on Nasdaq.